Exhibit 99.26(17)

5/1/08

ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES
FOR ADJUSTABLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED
BY SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

Most of the administrative procedures that Southern Farm Bureau Life Insurance Company (the “Company”) will follow in connection with issuing its adjustable premium variable life insurance policy (“Policy” or “Policies”) and accepting payments thereunder, transferring assets held thereunder, and redeeming interests in the Policies are set forth in the prospectus, statement of additional information, Policy forms and other exhibits to the Form N-6 registration statement referred to below. This document, however, sets forth some additional procedures in these regards that may not be contained in any portion of that registration statement. Terms used herein have the same meaning as in the prospectus for the Policies that is included in the current registration statement on Form N-6 for the Policy (File Nos. 333-68114 and 811-10477) as filed with the Securities and Exchange Commission (“Commission” or “SEC”).

I.                                         Procedures Relating to Purchasing and Issuing the Policies and Accepting Premiums

A.                                    Offer of the Policies, Application, Initial Premiums, and Issuance

1.                                       Offer of the Policies.  The Company offers and issues the Policies for premiums pursuant to underwriting standards in accordance with state insurance laws.  Premiums for the Policies are not the same for all owners of the Policy (“Owners”) selecting the same Specified Amount.  Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays charges based on the Insured’s mortality risk as actuarially determined utilizing factors such as age, sex, and underwriting class of the Insured.  Uniform charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk.  Although there is no uniform charge for all Insureds, there is a uniform charge for all Insureds of the same underwriting class whose Policies are issued on the same date, have the same Specified Amount, and are otherwise comparable.

2.                                       Application.  The application must identify and provide certain required information about the Insured.  The application also may specify a scheduled premium payment plan, designate net premium allocation percentages, select the initial Specified Amount, and name the beneficiary.  Before the Company will deem an application complete so that underwriting will proceed, the application must include the Insured’s signature and date of birth, a signed authorization, a valid authorized agent’s state code, and suitability information.  The initial premium and Specified Amount selected must meet certain minimums for the Policy.

3.                                       Receipt of Application and Underwriting.  Once the Company receives a completed application in good order from an applicant, the Company will follow its established insurance underwriting procedures for life insurance designed to determine whether the proposed Insured is insurable.  This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before the Company can make a determination.

The Company reserves the right to reject an application for any reason permitted by law.  If we reject an application, we will return any premium received, without interest.

B.                                    Overpayments and Underpayments

In accordance with industry practice, the Company will establish procedures to handle errors in initial and additional premium payments to refund overpayments and collect underpayments, except for de minimis amounts.  The Company will issue a refund check for any minimal overpayments.  For larger overpayments, the Company will place the premium in a suspense account to determine whether the premium actually would disqualify the Policy as a life insurance contract or whether the premium was intended for another policy issued by the Company.

C.                                    Loan Repayments

The Owner may repay all or part of the Indebtedness at any time while the Policy is in force and the Insured is living.  The Indebtedness is equal to the sum of all outstanding Policy loans including both principal plus any unpaid interest.  Repayments of Indebtedness must be sent to the Home Office and will be credited as of the date received.  Repayments of Indebtedness will not be subject to a premium expense charge.  If the death benefit becomes payable while a Policy loan is outstanding, the Indebtedness will be deducted in calculating the death benefit.

II.            Transfers

A.                                    Transfers Among the Subaccounts and the Declared Interest Option

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts transferred among the Subaccounts and the Declared Interest Option, except for de minimis amounts.  The Company will correct errors it makes and will assume any risk associated with the error.  Owners will not be penalized in any way for errors made by the Company.  The Company will take any gain resulting from the error.

III.           “Redemption” Procedures

A.                                    Policy Loans

The Owner may obtain a Policy loan from the Company at any time by submitting a written request to the Home Office.  The maximum Loan Amount is the Policy’s Surrender Value.  Policy loans will be processed on the Business Day on or following the date the request is received and loan proceeds generally will be sent to the Owner within seven days thereafter.

B.                                    Redemption Errors

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the Subaccounts and the Declared Interest Option, except for de minimis amounts.  The Company will assume the risk of any errors caused by the Company.